UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






                                   FORM U-9C-3



                                QUARTERLY REPORT



                     For the quarter ended December 31, 2000

         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935







                           ALLIANT ENERGY CORPORATION

                           222 West Washington Avenue

                            Madison, Wisconsin 53703

                                  608-252-3311

                           ALLIANT ENERGY CORPORATION

                                   FORM U-9C-3

                     For the Quarter Ended December 31, 2000




                                    CONTENTS

                                                                          Page

ITEM 1 - Organization Chart                                                 3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions     3

ITEM 3 - Associate Transactions                                             3

ITEM 4 - Summary of Aggregate Investment                                    4

ITEM 5 - Other Investments                                                  5

ITEM 6 - Financial Statements and Exhibits                                  6

SIGNATURES                                                                  6

EXHIBIT A                                                                   7



ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at December 31, 2000

------------------------------------------ ----------------------------  --------------- -------------------------------------------
                                                                            Principal
             Company                         Type of                        Amount of
             Issuing                         Security                       Security                  Person to
             Security                        Issued                      (in thousands)        Whom Security was Issued (1)
------------------------------------------ ---------------------------- ---------------- -------------------------------------------
Alliant Energy Desdemona, L.P.             Partnership Capital               $2,233     Industrial Energy Applications Delaware Inc.
Alliant South Texas Pipeline, L.P.         Partnership Capital                5,545     Industrial Energy Applications Delaware Inc.
Argo Power L.L.C.                          Critical Equipment Loan           13,341     Alliant Energy Resources, Inc.
Bastian Bay Pipeline, L.P.                 Partnership Capital                  577     Industrial Energy Applications Delaware Inc.
BFC Gas Company L.L.C.                     Capital                            2,600     Industrial Energy Applications, Inc.
Cargill-Alliant, LLC                       Capital                            5,000     Alliant Energy Corporation
Energy Performance Services, Inc.          Common Stock                      12,494     Alliant Energy Resources, Inc.
Enermetrix.com, Inc.                       Series D Preferred Stock          10,040     Alliant Energy Resources, Inc.
EUA Cogenex Corporation (incl. subs)       Common Stock                      60,000     Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.               Common Stock                       3,289     Alliant Energy Industrial Services, Inc.
                                           Money Pool Borrowings              3,783     Alliant Energy Resources, Inc.
Henwood Energy Services, Inc.              Common Stock                       1,342     Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.       Common Stock                       9,971     Alliant Energy Industrial Services, Inc.
                                           Money Pool Borrowings             38,147     Alliant Energy Resources, Inc.
NG Energy Trading, LLC                     Capital                            2,250     Heartland Energy Group, Inc.
Oak Hill Pipeline L.P.                     Partnership Capital                4,705     Industrial Energy Applications Delaware Inc.
ReGENco, LLC                               Class A Units                      1,083     Heartland Energy Services, Inc.
                                           Class B Units                        667     Heartland Energy Services, Inc.
RMT, Inc. (including subsidiaries)         Common Stock                      11,822     Alliant Energy Industrial Services, Inc.
Schedin & Associates, Inc.                 Money Pool Borrowings                857     Alliant Energy Resources, Inc.
SmartEnergy, Inc.                          Series A Conv. Pref. Stock         5,000     Alliant Energy Resources, Inc.
Williams Bulk Transfer Inc.                Common Stock                           1     Alliant Energy Transportation, Inc.
                                           Money Pool Borrowings              4,938     Alliant Energy Resources, Inc.



------------------------------------------ ----------------------------------------- -----------------------------------------------





(1) All companies identified are associate companies.


ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2000

Refer to note (a) for definitions of abbreviations.

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):
---------------------------------------------------------------------------------------------------------------
 Reporting      Associate                                    Direct       Indirect                Total
  Company        Company              Types of               Costs        Costs       Cost of     Amount
 Rendering      Receiving             Services               Charged      Charged     Capital     Billed
 Services       Services              Rendered               (in          (in         (in         (in
                                                             thousands)   thousands)  thousands)  thousands)
---------------------------------------------------------------------------------------------------------------


RMT           WP&L             Environmental consulting         $109          $-         $-        $109
RMT           IEA              Environmental consulting           71           -          -          71
RMT           IESU             Environmental consulting           33           -          -          33
RMT           Barge            Environmental consulting            7           -          -           7
RMT           Resources        Environmental consulting           12           -          -          12
RMT           IPC              Environmental consulting            1           -          -           1
Williams      Cargill-Alliant  Coal handling                     159           -          -         159
---------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):
---------------------------------------------------------------------------------------------------------------
 Associate      Reporting                                         Direct      Indirect                Total
  Company        Company              Types of                    Costs       Costs       Cost of     Amount
 Rendering      Receiving             Services                    Charged     Charged     Capital     Billed
 Services       Services              Rendered                    (in         (in         (in         (in
                                                                  thousands)  thousands)  thousands)  thousands)
----------------------------------------------------------------------------------------------------------------


IESU          Cargill-Alliant   Coal Sales                        $324          $-         $-          $324
RMT           IEA               Environmental consulting            71           -          -            71
SERVCO        Cargill-Alliant   Electric capacity & energy sales   305           -          -           305
SERVCO        HEG               Administrative services             17           -          -            17
SERVCO        IEA               Administrative services             58           -          -            58
SERVCO        Schedin           Administrative services              4           -          -             4
SERVCO        Williams          Administrative services             10           -          -            10
Whiting       ISCO              Gas marketing                       83           -          -            83
Whiting       IEA               Gas marketing                        7           -          -             7
Williams      Cargill-Alliant   Coal handling                      159           -          -           159

---------------------------------------------------------------------------------------------------------------

NOTE:  All services provided by SERVCO were directly charged to the reporting company, thus there were no cost allocations.

(a)     The following abbreviations were used:
-------------- ------------------------------------------      ----------------- ---------------------------------------
Abbreviation         Legal Name                                  Abbreviation          Legal Name
-------------- ------------------------------------------      ----------------- ---------------------------------------

Barge             IEI Barge Services, Inc.                     Resources         Alliant Energy Resources, Inc.
Cargill-Alliant   Cargill-Alliant, LLC                         RMT               RMT, Inc.
HEG               Heartland Energy Group, Inc.                 SERVCO            Alliant Energy Corporate Services,Inc.
IEA               Industrial Energy Applications,Inc.          Schedin           Schedin & Associates, Inc.
IESU              IES Utilities Inc.                           Whiting           Whiting Petroleum Corporation
IPC               Interstate Power Company                     Williams          Williams Bulk Transfer Inc.
ISCO              Alliant Energy Industrial Services, Inc.     WP&L              Wisconsin Power and Light Company
-------------- -------------------------------------------     ----------------- ---------------------------------------





ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

-------------------------------------------------------------------- -------------------- ---------

Total consolidated capitalization as of December 31, 2000 (a)            $4,653,690       Line 1
-------------------------------------------------------------------- -------------------- ---------

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)          698,054       Line 2
-------------------------------------------------------------------- -------------------- ---------

Greater of $50 million or total capitalization multiplied by 15% (Line 2)   698,054       Line 3

-------------------------------------------------------------------- -------------------- ---------

Total current aggregate investment subsequent to April 21, 1998
(categorized by major line of energy-related business):
     Energy-related business category i                                      74,336
     Energy-related business category ii                                          -
     Energy-related business category iii                                         -
     Energy-related business category iv                                          -
     Energy-related business category v                                      21,073
     Energy-related business category vi                                         31
     Energy-related business category vii                                     2,750
     Energy-related business category viii                                   13,341
     Energy-related business category ix                                     13,294
     Energy-related business category x                                           -
                                                                     ___________________
          Total current aggregate investment                                124,825       Line 4
-------------------------------------------------------------------- -------------------  ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system
(Line 3 less Line 4)                                                       $573,229       Line 5
-------------------------------------------------------------------- -------------------  ---------

Investments in gas-related companies:

-------------------------------------------------------------------- ---------------------
Total current aggregate investment (categorized by major
line of gas-related business):
     Gas-related business category i                                    $-
     Gas-related business category ii                                    -
         Total current aggregate investment                          ___________________
                                                                        $-
-------------------------------------------------------------------- -------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt
(variable  rate  demand  bonds,   commercial  paper,  notes  payable  and  other
short-term borrowings).



ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)


---------------------------------- --------------- -------------- ------------------------------------------
                                      Other            Other
          Major Line Of             Investment      Investment
         Energy-Related              In Last          In This            Reason for Difference
            Business                  U-9C-3          U-9C-3             In Other Investment
                                      Report          Report
---------------------------------- --------------- -------------- ------------------------------------------


Energy-related business category i*      $48,475       $48,475           No change.


Energy-related business category v*        8,289         8,289           No change.


Energy-related business category vi*       2,569         2,569           No change.


Energy-related business category vii*     11,822        11,822           No change.


Energy-related business category ix*       5,175         4,705           (a) In the fourth quarter of 2000, Oak
                                                                          Hill Pipeline L.P. made a distribution
                                                                          of $470 to Industrial Energy
                                                                          Applications Delaware Inc.
---------------------------------- ------------- -------------- ------------------------------------------



     * Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.
























ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Omitted for the fourth quarter pursuant to instructions for "Item 6."


B.      EXHIBITS:

1.   Exhibit A - Certificate of Alliant Energy Corporation

2.   Copies of  contracts  required  by Item 3:
B-1 Environmental services contract between Wisconsin Power and Light Company and RMT, Inc. dated July 7, 2000 - incorporated by reference to Exhibit B-1 to Alliant Energy Corporation's Form U-9C-3 for the quarter ended September 30, 2000.
B-2 Service Agreement by and among Alliant Energy Resources, Inc., IPC Development Company, Inc. and Alliant Energy Corporate Services, Inc.
     - incorporated by reference to Exhibit 10.2 to Alliant Energy Corporation's Form 10-Q for the quarter ended June 30, 1998.
B-3 Services Agreement by and among Alliant Energy Corporate Services, Inc. and Cargill-Alliant LLC dated March 2, 2000.

Copies of other contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).



                                   SIGNATURES



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 30th day of March 2001.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer   Corporate Controller and Chief Accounting Officer
--------------------------  (Principal Accounting Officer)
John E. Kratchmer






















     Exhibit A


                           ALLIANT ENERGY CORPORATION
              222 West Washington Avenue, Madison, Wisconsin 53703

                                   CERTIFICATE

     Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer Corporate Controller and Chief Accounting Officer -------------------------- (Principal Accounting Officer)
John E. Kratchmer





                                                    Exhibit B-3
                SERVICE AGREEMENT



     This Service Agreement ("Agreement"), dated as of March 2, 2000, is entered into by and between ALLIANT ENERGY CORPORATE SERVICES, INC. as agent for
Wisconsin Power and Light Company (collectively "ALLIANT ENERGY") and CARGILL-ALLIANT, LLC ("CUSTOMER") for the sale of electric capacity and energy from ALLIANT ENERGY to CUSTOMER (hereinafter referred to as "Transaction" or "Transactions"). This Agreement is made pursuant to ALLIANT ENERGY's Market-Based Wholesale Power Sales Tariff (MR-1), FERC Electric Tariff No. ER99-230-000.

     Each Transaction hereunder will be carried out under the terms and conditions as agreed upon by ALLIANT ENERGY and CUSTOMER in accordance with the terms and conditions of the Market-Based Wholesale Power Sales Tariff (MR-1) and the Market-Based Wholesale Power Sales Schedules. In addition, ALLIANT ENERGY and CUSTOMER (also referred to as "PARTIES") agree to the following terms and conditions:

     1. ALLIANT ENERGY will use the following pricing mechanism that will permit it to sell power to CUSTOMER in a manner that eliminates the potential for affiliate abuse. Several discrete markets exist within the general market for electric capacity and energy: an hourly market; a next-day market; a balance-of-the-week/next-week/balance-of-the-month market; and a forward market. ALLIANT ENERGY proposes to sell electric capacity and energy to CUSTOMER at prices that accurately reflect market conditions in each of these market segments, but for material Transactions, in no case will sales be made to CUSTOMER at prices less than the highest bid instantaneously available to ALLIANT ENERGY.

a. HOURLY MARKET: At present, no commercial service compiles and reports real-time hourly prices in the Midwestern markets in which ALLIANT ENERGY and CUSTOMER transact. As part of its normal bulk power trading operations, ALLIANT ENERGY will continue to survey and compile real-time hourly price information from a sample of representative utilities in the Midwest region. From the market information compiled, ALLIANT ENERGY will document the high and low price range for each hour in the day. This information will provide market reference points in the absence of independently published pricing indices. When ALLIANT ENERGY sells electric capacity and energy to CUSTOMER, the price of the Transaction will be within the high and low range for the given hour, and for Transactions with a total hourly value greater than $20,000 will be no less than the highest bid instantaneously available to ALLIANT ENERGY. In essence, there will be a higher standard for more material (i.e., greater than $20,000) Transactions. For Transactions exceeding $20,000, ALLIANT ENERGY will not sell to CUSTOMER without securing at least three competing and instantaneously available bids and in those cases may only sell to CUSTOMER when its bid is greater than or equal to the highest bid instantaneously available. For all Transactions greater than $20,000, all instantaneously available bids, appropriately adjusted for basis and contractual differences, will be documented including the chosen bid. For Transactions less than $20,000 for a given hour, ALLIANT ENERGY traders will be allowed to rely on general market conditions to make sales to all parties, including CUSTOMER, without securing competing and instantaneously available bids. In the case of sales to the latter, in no case will the sales be less than the lowest price bid by a non-affiliated party for the given hour in question.

b. NEXT-DAY MARKET: As part of its normal bulk power trading operations, ALLLANT ENERGY will continue to survey and compile next-day price information from a sample of representative utilities in the Midwest region. In particular, ALLIANT ENERGY will compile pricing quotes from the Com-Ed hub and/or physical price quotes from MAPP/MAIN, or their successors, each obtained through bidding surveys of utilities and energy marketers/brokers operating in those markets. From the market information compiled, ALLIANT ENERGY will document the high and low price range for the next-day market. This information will provide market reference points in the absence of independently published pricing indices. When ALLIANT ENERGY sells next-day electric capacity and energy to CUSTOMER, the price of the Transaction will be within the high and low range, and for Transactions with a total next-day value greater than $50,000 will be no less than the highest bid instantaneously available to ALLIANT ENERGY. In essence, there will be a higher standard for more material (i.e., greater than $50,000) Transactions. For Transactions exceeding $50,000, ALLIANT ENERGY will not sell to CUSTOMER without securing at least three competing and instantaneously available bids and in those cases may only sell to CUSTOMER when its bid is greater than or equal to the highest bid instantaneously available. For all Transactions greater than $50,000, all instantaneously available bids, appropriately adjusted for basis and contractual differences, will be documented including the chosen bid. For all Transactions less than $50,000 for a given day, ALLIANT ENERGY traders will be allowed to rely on general market conditions to make sales to all parties, including CUSTOMER, without securing competing and instantaneously available bids. In the case of sales to the latter, in no case will the sales be less than the lowest price bid by a non-affiliated party for the given day in question.

c. BALANCE-OF-WEEK/NEXT-WEEK/BALANCE-OF-MONTH MARKET: In connection with the balance-of-week/next-week/balance-of-month market, the PARTIES will use the same methodology used for the next-day market.

d. FORWARD MARKET: In connection with forward market (i.e., Transactions beyond balance-of-month market), the PARTIES will use the same methodology used for the next-day market. The only exception is that forward price indices as published by the New York Mercantile Exchange (in particular the Cinergy hub) will be used as a price reference point, in addition to Com-Ed hub price quotes and the MAPP/MAIN physical price quotes that will be obtained through the bidding surveys described in the above paragraph "b" relating to the next-day market. The Cinergy hub price will be appropriately adjusted to include any transmission expenses or other relevant market data to account for basis and contractual differences between markets. All other criteria as described in the above paragraph "b" will be implemented for this market.

     2. The PARTIES will make available to the Public Service Commission of Wisconsin ("Commission") all off-system sales that occur contemporaneously with customer interruptions.

     3. The Standard of Conduct contained in Appendix A, which is incorporated herein fully by reference, will be followed by the PARTIES for each Transaction.


     4. PARTIES will ensure that the Commission is copied on all filings that ALLIANT ENERGY makes to the Federal Energy Regulatory Commission ("FERC") as required by FERC's order approving the Transaction.

     5. PARTIES will ensure that the Commission is copied on CUSTOMER'S quarterly filing to the FERC which reports transactions with affiliates.



     IN WITNESS WHEREOF, ALLIANT ENERGY and CUSTOMER have caused this Service Agreement to be executed by their respective authorized officials as of the date first above written.

ALLIANT ENERGY                                  CARGILL-ALLIANT, LLC
CORPORATE SERVICES, INC.,
as agent for Wisconsin Power
and Light Company


/s/ William D. Harvey    3/2/00                 /s/
--------------------------------           -------------------------------

Executive Vice President                   Vice President
--------------------------------           -------------------------------
Title                                       Title






     Appendix A

                   ALLIANT ENERGY CORPORATE SERVICES, INC.

                           STATEMENT OF POLICY AND
                               CODE OF CONDUCT


     The following Statement of Policy and Code of Conduct will govern the relationship among Alliant Energy Corporate Services, Inc. ("Alliant Service"); the Alliant Energy ("AEC") Operating Companies (Note 3); Alliant Services' power marketer affiliates, Heartland Energy Services, Inc., and Cargill-Alliant, LLC; and any other affiliates of Alliant Services that may be authorized by the
Federal Energy Regulatory Commission ("FERC") to engage in sales for resale of energy and capacity at market-based rates (the "Marketing Affiliates"). For purposes of this Statement of Policy and Standards of Conduct, the jurisdictional public utility affiliates of Cargill-Alliant are considered to consist of Wisconsin Power & Light Company ("WP&L"), South Beloit Water, Gas & Electric Company ("SBWGE"), lES Utilities, Inc. ("IES"), and Alliant Power Company ("IPC") (collectively, "the AEC Companies").

     It is the policy of the AEC Companies that the business activities of Cargill-Alliant will not be subsidized by the AEC Companies' utility customers. To this end, the business activities of Cargill-Alliant will be conducted separately from the AEC Companies' utility operations.

     It is the AEC Companies' policy that there will be no preferential treatment with respect to wholesale power transactions in favor of Cargill-Alliant's business activities so as to confer an unfair competitive advantage on Cargill-Alliant with respect to its competitors.

1. Alliant Services and AEC Operating Companies will not, either through its policies or procedures, provide the Marketing Affiliates with any undue preference over non-affiliated customers. No Alliant Services employee or any AEC Operating Company employee will state or will imply that undue preferential treatment will be available to any customer as a result of such customer's affiliation with any of the Marketing Affiliates.

2. The books, records, and accounts of the AEC Companies will be maintained separately from those of Cargill-Alliant.

3. AEC Companies' employees who operate the AEC Companies' system or engage in power purchasing or selling on behalf of the AEC Companies will be physically, operationally, and functionally separate from Cargill-Alliant employees performing power-marketing activities.

4. All personnel of Alliant Services and the AEC Operating Companies will abide by the Standards of Conduct for Public Utilities established by FERC in Order 889 and Order 889-A, as codified at 18 CFR sub-section 37.1-37.4.




     Note 3: The Alliant Energy Operating Companies are wholly-owned public utility company subsidiaries of Alliant Energy Corporation. They are IES Utilities, Inc.; Interstate Power Company; and Wisconsin Power & Light Company. Alliant Services is authorized to serve as agent for the AEC Operating Companies for the sale or of electric energy and/or electric capacity.












     Appendix A


5. No employees of Alliant Services or any AEC Operating Company will share market information with any employee of a Marketing Affiliate unless all such information is simultaneously made available to the public. This policy will not apply to market information known to be publicly available, or to market information disclosed to employees of a Marketing Affiliate, Alliant Services, or the AEC Operating Companies who are engaged in support functions, including human resources, information resources, data processing, finance, legal, accounting, and other support personnel who are not responsible for directing, organizing and executing the business decisions of the wholesale merchant or generation functions of Alliant Services and the Marketing Affiliates, provided that such employees are prohibited from acting as conduits to pass market information obtained from Alliant Services, the AEC Operating Companies, or a Marketing Affiliate to the other.















Alliant Services, Inc.                             Original Sheet No.22
Market-Based Wholesale Power Sales Tariff (MR-1)   Effective: December 16,1998


     ATTACHMENT A




                           Alliant Services Company
               Market-Based Wholesale Power Sales Tariff (MR-1)










                                   Form of
                         Short-Term Service Agreement





































Alliant Services ,Inc.                             Original Sheet No. 22
Market-Based Wholesale Power Sales Tariff (MR-1)   Effective: December 16, 1998

     Attachment A

                     FORM OF SHORT-TERM SERVICE AGREEMENT

                    (For Transactions of One Year or Less)

     This Service Agreement, dated as of May 28, 1999 , is entered into by between Alliant Services Company ("Alliant Services") and Cargill-Alliant, LLC ("Customer"), pursuant to the Alliant Services Market-Based Wholesale Power Sales Tariff (MR-1), FERC Electric Tariff No. 1 .

     Each transaction hereunder will be carried out under terms and conditions as agreed upon by Alliant Services and the Customer in accordance with the terms and conditions of the Market-Based Wholesale Power Sales Tariff (MR-1) and the Market-Based Wholesale Power Sales Schedules.

     IN WITNESS WHEREOF, Alliant Services and Customer have caused this Service Agreement to be executed by their respective authorized officials as of the date first above written.

CARGILL-ALLIANT, LLC                         ALLIANT SERVICES COMPANY


 /s/ David Gabriel        5/20/99          /s/ Jeffrey A. Gibbons    5/28/99
---------------------------------         ----------------------------------
Signature                  Date           Signature                    Date

Mr. David Gabriel                         Jeffrey A. Gibbons
-----------------                         ------------------
Name                                      Name

President                                 Short Term Bulk Power Coordinator
---------                                 ----------------------------------
Title                                     Title































Alliant Services, Inc.                             Original Sheet No.-1-
Market-Based Wholesale Power Sales Tariff (MR-1)   Effective: December 16,1998


     ATTACHMENT B



                           Alliant Services Company
               Market-Based Wholesale Power Sales Tariff (MR-1)








                      Form of Certificate of Concurrence























































Alliant Services, Inc.                             Original Sheet No.-2 -
Market-Based Wholesale Power Sales Tariff (MR-1)   Effective: December 16, 1998


     Attachment B

                       Form of Certificate of Concurrence
          (To be completed and appended to the Service Agreement in the event the Customer wishes to reserve its right under the MR- 1 Tariff to engage in exchange transactions under the Service Agreement)


____ Customer does not intend to engage in exchange transactions under this Service Agreement.

__X__Customer  intends to engage in  exchange  transactions  under this  Service
     Agreement, and accordingly:


     This is to certify that Cargill-Alliant, LLC ("Customer") assents to and concurs in the annexed Service Agreement for exchange transactions under the Market-Based Wholesale Power Sales Tariff (MR-1) of Alliant Services Company (the "Tariff ), which Alliant Services has filed, and (if applicable) hereby files this Certificate of Concurrence in lieu of the filing of a separate service agreement for such exchange transactions.

     With respect to such exchange transactions under the Service Agreement, Customer will arrange and be responsible for any transmission and ancillary services on its transmission system, unless otherwise agreed by the parties.

     Where Customer arranges for transmission and ancillary services on its system for its deliveries to Alliant Services under exchange transactions under this Service Agreement, it will have a service agreement under its open access transmission tariff on file to govern service for such deliveries. Charges for such transmission and ancillary services will be stated separately in an attachment to this service agreement, will not exceed those set forth such attachment, and will not exceed the charges assessed to Customer under its open access transmission tariff. In the event Customer revises the charges for transmission and ancillary services under its open access transmission tariff, Customer will revise the charges set forth in said attachment.

     Where Alliant Services arranges for transmission and ancillary services on Customer's system, Alliant Services will have a service agreement under Customer's open access transmission tariff on file to govern service for such deliveries.

                        CUSTOMER:   Cargill-Alliant, LLC
                                    --------------------

                        Signature:  /s/ David Gabriel
                                    -----------------

                        By:         Mr. David Gabriel
                                    ------------------
                                    Name

                                    President
                                    ---------
                                    Title